UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

CTRIP.COM INTERNATIONAL, LTD.

(Name of Issuer)

American Depositary Shares, each representing 0.125 Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

22943F100

(CUSIP Number)

Peter Millones

Executive Vice President and General Counsel

Booking Holdings Inc.

800 Connecticut Avenue

Norwalk, Connecticut 06854

(203) 299-8000

with a copy to:

Brian E. Hamilton, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004-2498

212-558-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 7, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22943F100

1	Names of Reporting Persons Booking Holdings Treasury Company

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 34,112,822*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 34,112,822*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 34,112,822*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.03%**

14	Type of Reporting Person (See Instructions) CO

*       Includes the 21,632,552 ADSs held directly by Booking Holdings Treasury Company and the 12,480,270 ADSs issuable upon conversion of the 2016 Convertible Note, the 2015 II Convertible Note and the 2015 Convertible Note, as described herein. See Item 5.

**     Based on 70,747,324 outstanding Ordinary Shares, after giving effect to the transactions described in Item 4. See Item 5.

CUSIP No. 22943F100

1	Names of Reporting Persons Booking Holdings Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 34,112,822*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 34,112,822*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 34,112,822*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.03%**

14	Type of Reporting Person (See Instructions) CO

*       Includes the 21,632,552 ADSs held directly by Booking Holdings Treasury Company and the 12,480,270 ADSs issuable upon conversion of the 2016 Convertible Note, the 2015 II Convertible Note and the 2015 Convertible Note, as described herein. See Item 5.

**     Based on 70,747,324 outstanding Ordinary Shares, after giving effect to the transactions described in Item 4. See Item 5.

This Amendment No. 9 (this “Amendment No. 9”) amends that certain statement on Schedule 13D filed by The Priceline Group Inc., a Delaware corporation, which subsequently changed its name to Booking Holdings Inc. (“Booking Holdings”), and Priceline Group Treasury Company B.V., a Netherlands company and an indirect wholly owned subsidiary of Booking Holdings, with the Securities and Exchange Commission (“SEC”) on September 29, 2014 (the “Original 13D”), as amended and supplemented by Amendment No. 1 to the Original 13D filed with the SEC on October 10, 2014,  Amendment No. 2 to the Original 13D filed with the SEC on October 20, 2014,  Amendment No. 3 to the Original 13D filed with the SEC on November 5, 2014, Amendment No. 4 to the Original 13D filed with the SEC on May 29, 2015, Amendment No. 5 to the Original 13D filed with the SEC on September 15, 2015, Amendment No. 6 to the Original 13D filed with the SEC on October 15, 2015, Amendment No. 7 to the Original 13D filed with the SEC on December 14, 2015 and Amendment No. 8 to the Original 13D filed with the SEC on September 19, 2016 (each such amendment, together with the Original 13D, the “Schedule 13D”), relating to the American Depositary Shares (“ADSs”), each representing 0.125 ordinary shares, par value $0.01 per share (the “Ordinary Shares”), of Ctrip.com International, Ltd., a Cayman Islands exempted company (the “Issuer”). In June 2017, 67,994 Ordinary Shares held directly by Priceline Group Treasury Company B.V. were converted into 543,952 ADSs of the Issuer. In December 2018, all ADSs held by Priceline Group Treasury Company B.V. as well as each of the Convertible Notes were transferred to Booking Holdings Treasury Company (“BHTC,” and together with Booking Holdings, the “Reporting Persons”). Except as specifically provided herein, this Amendment No. 9 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein have the meanings ascribed to them in the Original 13D or such amendments, as applicable.

Item 4.                                                         Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented by adding the following paragraphs:

On August 7, 2019, the Convertible Note matured without BHTC electing to convert any portion of the Convertible Note into ADSs of the Issuer. As a result, in accordance with the terms of the Convertible Note, the Issuer has paid in full, in cash, all amounts owing on the Convertible Note.

In addition, the Standstill Agreement terminated on August 7, 2019.

Item 5.                                                         Interest in Securities of the Issuer.

(a), (b) The first paragraph of Items 5(a) and (b) of the Schedule 13D is hereby amended and restated as follows:

(a), (b) The information set forth in or incorporated by reference in Items 3 and 4 of this Schedule 13D is incorporated by reference into this Item 5(a) and (b). The calculation of percentage of beneficial ownership of outstanding Ordinary Shares in this Item 5(a) and (b) and elsewhere in this Schedule 13D assumes there are 69,187,290 Ordinary Shares outstanding as of the date of this Schedule 13D. This figure is based on information set forth in the Form 20-F of the Issuer filed with the SEC on March 15, 2019 which states that there were 69,187,290 Ordinary Shares issued and outstanding as of February 28, 2019.  In addition, as required under Rule 13d-3(d) of the Exchange Act, all ADSs issuable upon conversion of the 2016 Convertible Note, the 2015 II Convertible Note and the 2015 Convertible Note (together, the “Convertible Notes”) were added to the 69,187,290 Ordinary Shares referred to above (after multiplying such number of ADSs by 0.125, the number of Ordinary Shares represented by each ADS) for purposes of calculating the number of outstanding Ordinary Shares, resulting in a total of 70,747,324 outstanding Ordinary Shares for purposes of calculating the percentage of beneficial ownership in this Item 5(a) and (b) and elsewhere in this Schedule 13D.

(a), (b) The first sentence of the second paragraph of Items 5(a) and (b) of the Schedule 13D is hereby amended and restated as follows:

Each of the Reporting Persons beneficially owns or may be deemed to beneficially own, as the case may be, 34,112,822 ADSs, including the 21,632,552 ADSs held directly by BHTC and the 12,480,270 ADSs issuable upon conversion of the Convertible Notes, representing 4,264,102.75 Ordinary Shares or approximately 6.03% of the outstanding Ordinary Shares.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 8, 2019

BOOKING HOLDINGS INC.

/s/ Peter J. Millones
Name:	Peter J. Millones
Title:	Executive Vice President and General Counsel

BOOKING HOLDINGS TREASURY COMPANY

/s/ David I. Goulden
Name:	David I. Goulden
Title:	Director